


PEPSICO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF INCOME
(in millions except per share amounts, unaudited)

	Quarter Ended March 25, 2006	Quarter Ended March 19, 2005
Net Revenue	$ 7,205	$ 6,585
Cost of sales	3,179	2,870
Selling, general and administrative expenses	2,647	2,439
Amortization of intangible assets	31	29
Operating Profit	1,348	1,247
Bottling equity income	84	65
Interest expense	(62)	(50)
Interest income	45	23
Income before income taxes	1,415	1,285
Provision for income taxes	396	373
Net Income	$ 1,019	$ 912
Net Income Per Common Share		
Basic	$ 0.61	$ 0.54
Diluted	$ 0.60	$ 0.53
Cash Dividends Declared Per Common Share	$ 0.26	$ 0.23




PEPSICO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions, unaudited)

	Quarter Ended March 25, 2006	Quarter Ended March 19, 2005
Operating Activities		
Net Income	**$ 1,019**	$ 912
Depreciation and amortization	**286**	282
Stock-based compensation expense	**67**	77
Excess tax benefits from share-based payment arrangements	**(34)**	—
Cash payments for merger-related costs and restructuring charges	—	(14)
Pension and retiree medical plan contributions	**(28)**	(48)
Pension and retiree medical plan expenses .	**123**	102
Bottling equity income, net of dividends . . .	**(70)**	(51)
Deferred income taxes and other tax charges and credits.	**20**	51
Change in accounts and notes receivable. . .	**(347)**	(237)
Change in inventories	**(179)**	(93)
Change in prepaid expenses and other current assets	**(39)**	3
Change in accounts payable and other current liabilities.	**(441)**	(522)
Change in income taxes payable.	**(140)**	233
Other, net	**9**	54
Net Cash Provided by Operating Activities . . .	**246**	749
Investing Activities		
Snack Ventures Europe (SVE) minority interest acquisition	—	(750)
Capital spending.	**(289)**	(181)
Sales of property, plant and equipment. . . .	**6**	25
Other acquisitions and investments in noncontrolled affiliates	**(275)**	(41)
Cash proceeds from sale of The Pepsi Bottling Group (PBG) stock	**85**	47
Short-term investments, by original maturity		
More than three months-purchases	—	(17)
More than three months-maturities	**20**	17
Three months or less, net.	**780**	(528)
Net Cash Provided by/(Used for) Investing Activities	**327**	(1,428)




Financing Activities

Proceeds from issuances of long-term debt .	—	13
Payments of long-term debt.	**(22)**	(3)
Short-term borrowings, by original maturity		
More than three months-proceeds.	**10**	37
More than three months-payments	**(204)**	(2)
Three months or less, net.	**(497)**	698
Cash dividends paid	**(432)**	(387)
Share repurchases-common.	**(660)**	(494)
Share repurchases-preferred	**(2)**	(6)
Proceeds from exercises of stock options . . .	**436**	233
Excess tax benefits from share-based		
payment arrangements	**34**	—
Net Cash (Used for)/Provided by Financing		
Activities	**(1,337)**	89
Effect of Exchange Rate Changes on Cash and		
Cash Equivalents	**4**	(9)
Net Decrease in Cash and Cash Equivalents. .	**(760)**	(599)
Cash and Cash Equivalents-Beginning of year	**1,716**	1,280
Cash and Cash Equivalents-End of period . . .	**$ 956**	$ 681




PEPSICO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions except per share amounts)

	March 25, 2006 (Unaudited)	December 31, 2005
Assets		
Current Assets		
Cash and cash equivalents	$ 956	$ 1,716
Short-term investments	2,373	3,166
Accounts and notes receivable, less allowance:		
3/06-$72, 12/05-$75	3,634	3,261
Inventories		
Raw materials	764	738
Work-in-process	159	112
Finished goods.	958	843
	1,881	1,693
Prepaid expenses and other current assets	658	618
Total Current Assets	9,502	10,454
Property, Plant and Equipment	17,386	17,145
Accumulated Depreciation	(8,632)	(8,464)
	8,754	8,681
Amortizable Intangible Assets, net.	503	530
Goodwill	4,100	4,088
Other Nonamortizable Intangible Assets	1,098	1,086
Nonamortizable Intangible Assets.	5,198	5,174
Investments in Noncontrolled Affiliates.	3,506	3,485
Other Assets	3,531	3,403
Total Assets	$ 30,994	$ 31,727
Liabilities and Shareholders' Equity		
Current Liabilities		
Short-term obligations	$ 2,214	$ 2,889
Accounts payable and other current liabilities .	5,587	5,971
Income taxes payable.	359	546
Total Current Liabilities	8,160	9,406
Long-term Debt Obligations	2,288	2,313
Other Liabilities	4,427	4,323
Deferred Income Taxes	1,378	1,434
Total Liabilities	16,253	17,476




Commitments and Contingencies		
Preferred Stock, no par value	**41**	41
Repurchased Preferred Stock	**(112)**	(110)
Common Shareholders' Equity		
Common stock, par value 1 2/3 cents per share:		
Authorized 3,600 shares, issued 3/06 and 12/05-1,782 shares	**30**	30
Capital in excess of par value	**567**	614
Retained earnings	**21,702**	21,116
Accumulated other comprehensive loss.	**(989)**	(1,053)
	21,310	20,707
Less: repurchased common stock, at cost:		
3/06 and 12/05-126 shares.	**(6,498)**	(6,387)
Total Common Shareholders' Equity	**14,812**	14,320
Total Liabilities and Shareholders' Equity . .	**$ 30,994**	$ 31,727




PEPSICO, INC. AND SUBSIDIARIES
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions, unaudited)

	Quarter Ended March 25, 2006	Quarter Ended March 19, 2005
Net Income	$ 1,019	$ 912
Other Comprehensive Income		
Currency translation adjustment	65	14
Cash flow hedges, net of tax:		
Net derivative gains [a]	4	12
Reclassification of (gains)/losses to net income	(6)	8
Unrealized loss on securities, net of tax	(3)	(2)
Other	4	1
	64	33
Comprehensive Income	$ 1,083	$ 945

[a] Net derivative gains for the 12 weeks ended March 25, 2006 include $4 million of net losses on commodity derivatives.





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XBRL report	pep-20060531.xml	📎
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